                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                  FORM 11-K


           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

       For the fiscal year ended December 31, 1996
                                 -----------------

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from          to
                                      --------    --------

                       Commission file number 0-15327
                                              -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                CYTRX CORPORATION 401(K) PROFIT-SHARING PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              CYTRX CORPORATION
                           154 Technology Parkway
                          Norcross, Georgia  30092

                              CYTRX CORPORATION
                         401(K) PROFIT-SHARING PLAN

          INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES






                                                                       Page
                                                                       ----

    Report of Independent Auditors                                      2

    Statements of Net Assets Available for Plan Benefits
         as of December 31, 1996 and 1995                               3

    Statements of Changes in Net Assets Available for Plan Benefits
         for the Years Ended December 31, 1996, 1995 and 1994           4

    Notes to Financial Statements                                       6

    Signatures                                                          9

    Supplemental Schedules:
         Schedule of Assets Held for Investment Purposes                10

         Schedule of Reportable Transactions                            11

    Exhibit Index                                                       13

                       REPORT OF INDEPENDENT AUDITORS



The Trustees of the CytRx Corporation
401(k) Profit-Sharing Plan


We have audited the accompanying statements of net assets available for plan benefits of the CytRx Corporation 401(k) Profit-Sharing Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1996 and Schedule of Reportable Transactions for the year ended December 31, 1996 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 1996 financial statements taken as a whole.



ERNST & YOUNG LLP


Atlanta, Georgia
May 29, 1997

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                          Retirement     Corporate                   Basic                   CytRx
                                         Preservation      Bond        Capital       Value       Growth   Corporation
                                           Trust           Fund          Fund        Fund         Fund    Common Stock     Total
                                         ------------   -----------  ----------   ----------  ----------  ------------   ----------
DECEMBER 31, 1996
-----------------
ASSETS
   Investments at Market Value             $   85,995   $   18,710   $  287,784   $  343,640  $  224,164   $  304,463    $1,264,756

   Cash & Cash Equivalents                        203           --           --           --          --           --           203

   Receivables:
     Employer contributions                        --           --           --           --          --       30,450        30,450
     Employee contributions                       492        1,267        3,319        5,935       6,999        1,668        19,680
     Employee loans                            17,480           --           --           --          --                     17,480
     Other                                         13                        --           --          --           --            13
                                           ----------   ----------   ----------   ----------  ----------   ----------    ----------
                                               17,985        1,267        3,319        5,935       6,999       32,118        67,623
                                           ----------   ----------   ----------   ----------  ----------   ----------    ----------

          Total Assets                        104,183       19,977      291,103      349,575     231,163      336,581     1,332,582
                                           ----------   ----------   ----------   ----------  ----------   ----------    ----------

 LIABILITIES                                       --           --           --           --          --           --            --
                                           ----------   ----------   ----------   ----------  ----------   ----------    ----------

 Net Assets Available for Plan Benefits    $  104,183   $   19,977   $  291,103   $  349,575  $  231,163   $  336,581    $1,332,582
                                           ==========   ==========   ==========   ==========  ==========   ==========    ==========


 DECEMBER 31, 1995
 -----------------
 ASSETS
   Investments at Market Value             $   59,107   $    5,837   $  235,369   $  253,093  $   57,744   $  200,356    $  811,506

   Cash & Cash Equivalents                     21,751           --           --           --          --           --        21,751

   Pending Interfund Transfers                 (7,776)         (15)      (1,316)       8,826        (524)         805            --

   Receivables:
     Employer contributions                        --           --           --           --          --       25,737        25,737
     Employee contributions                    13,166        1,121        3,795        4,015      10,090        1,204        33,391
     Employee loans                             7,949           --           --           --          --           --         7,949
                                           ----------   ----------   ----------   ----------  ----------   ----------    ----------
                                               21,115        1,121        3,795        4,015      10,090       26,941        67,077
                                           ----------   ----------   ----------   ----------  ----------   ----------    ----------

          Total Assets                         94,197        6,943      237,848      265,934      67,310      228,102       900,334
                                           ----------   ----------   ----------   ----------  ----------   ----------    ----------

 LIABILITIES                                       --           --           --           --          --           --            --
                                           ----------   ----------   ----------   ----------  ----------   ----------    ----------

 Net Assets Available for Plan Benefits    $   94,197   $    6,943   $  237,848   $  265,934  $   67,310   $  228,102    $  900,334
                                           ==========   ==========   ==========   ==========  ==========   ==========    ==========


                             See accompanying notes.

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                            Retirement      Federal      Corporate
                                           Preservation    Securities      Bond        Capital
                                             Trust          Trust          Fund         Fund
                                           ------------  ------------  ----------    -----------
 Net assets available for plan benefits
  December 31, 1993                        $   2,357     $   7,651     $      --     $  36,453

     Employee contributions                   12,475        14,776            --       110,122

     Employer contributions                       --            --            --            --

     Investment income                           569           621            --        10,017

     Net appreciation (depreciation) in
       market value of investments                --        (1,044)           --       (11,968)

     Interfund transfers                      (9,836)       (2,412)           --        (2,371)

     Distributions/Withdrawals                    --            --            --          (652)

                                           ---------     ---------     ---------     ---------
 Net assets available for plan benefits
  December 31, 1994                            5,565        19,592            --       141,601

     Employee contributions                   44,038        14,935         6,866        67,176

     Employer contributions                       --            --            --            --

     Investment income                         1,545           814           109        22,449

     Net appreciation (depreciation) in
       market value of investments                --         2,561            16        30,398

     Interfund transfers                      43,049       (37,902)          (48)      (23,018)

     Forfeitures                                  --            --            --            --

     Distributions/Withdrawals                    --            --            --          (758)

                                           ---------     ---------     ---------     ---------
 Net assets available for plan benefits
  December 31, 1995                        $  94,197     $      --     $   6,943     $ 237,848
                                           =========     =========     =========     =========

                                                                         CytRx
                                           Basic Value    Growth      Corporation
                                             Fund          Fund       Common Stock      Total
                                           -----------   -----------  ------------   ---------
 Net assets available for plan benefits
  December 31, 1993                        $  29,796     $      --     $ 259,662     $ 335,919

     Employee contributions                  106,258            --        96,358       339,989

     Employer contributions                       --            --       107,865       107,865

     Investment income                         6,220            --          (658)       16,769

     Net appreciation (depreciation) in
       market value of investments            (6,871)           --      (332,112)     (351,995)

     Interfund transfers                       5,687            --         8,932            --

     Distributions/Withdrawals                  (651)           --        (4,427)       (5,730)

                                           ---------     ---------     ---------     ---------
 Net assets available for plan benefits
  December 31, 1994                          140,439            --       135,620       442,817

     Employee contributions                   59,881        52,916        61,077       306,889

     Employer contributions                       --            --       138,672       138,672

     Investment income                         9,296         4,857         2,962        42,032

     Net appreciation (depreciation) in
       market value of investments            44,233        (3,863)     (101,031)      (27,686)

     Interfund transfers                      13,156        13,400        (8,637)           --

     Forfeitures                                  --            --          (425)         (425)

     Distributions/Withdrawals                (1,071)           --          (136)       (1,965)

                                           ---------     ---------     ---------     ---------
 Net assets available for plan benefits
  December 31, 1995                        $ 265,934     $  67,310     $ 228,102     $ 900,334
                                           =========     =========     =========     =========


                             See accompanying notes.

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                            Retirement      Federal      Corporate
                                           Preservation    Securities      Bond        Capital
                                             Trust          Trust          Fund         Fund
                                           ------------  ------------  ----------    -----------
 Net assets available for plan benefits
  December 31, 1995                        $  94,197     $      --    $   6,943     $ 237,848

     Employee contributions                   35,910            --       17,206        47,933

     Employer contributions                       --            --           --            --

     Investment income                         5,741            --        1,182        25,716

     Net appreciation (depreciation) in
       market value of investments                --            --          405         4,438

     Interfund transfers                     (25,525)           --       (3,307)      (11,518)

     Forfeitures                                  --            --           --            --

     Distributions/Withdrawals                (6,140)           --       (2,452)      (13,314)

                                           ---------     ---------    ---------     ---------
 Net assets available for plan benefits
  December 31, 1996                        $ 104,183     $      --    $  19,977     $ 291,103
                                           =========     =========    =========     =========



                                                                         CytRx
                                           Basic Value    Growth      Corporation
                                             Fund          Fund       Common Stock      Total
                                           -----------   -----------  ------------   ---------
 Net assets available for plan benefits
  December 31, 1995                        $ 265,934     $  67,310     $ 228,102    $  900,334

     Employee contributions                   69,821       114,542        32,379       317,791

     Employer contributions                       --            --       143,067       143,067

     Investment income                        20,221        16,138            --        68,998

       Net appreciation (depreciation) in
       market value of investments            25,803        24,348       (87,606)      (32,612)

     Interfund transfers                     (12,405)       23,522        29,233            --

     Forfeitures                                  --            --            --            --

     Distributions/Withdrawals               (19,799)      (14,697)       (8,594)      (64,996)

                                           ---------     ---------     ---------    ----------
 Net assets available for plan benefits
  December 31, 1996                        $ 349,575     $ 231,163     $ 336,581    $1,332,582
                                           =========     =========     =========    ==========


                             See accompanying notes.

                              CYTRX CORPORATION
                         401(K) PROFIT-SHARING PLAN

                        NOTES TO FINANCIAL STATEMENTS



1.  Description of Plan
    General
    The CytRx Corporation 401(k) Profit-Sharing Plan (the "Plan") is a contributory defined contribution plan that covers substantially all employees of CytRx Corporation and its wholly-owned subsidiaries -- Proceutics, Inc., Vaxcel, Inc. and Vetlife, Inc. (collectively referred to herein as "the Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description for the Plan for a more complete description of the Plan's provisions.

    Contributions
    Eligible employees may elect to contribute up to 15% of their total compensation on a pre-tax basis, subject to statutory restrictions. In 1996 the maximum salary deferral allowed by the Internal Revenue Service was $9,500. Participants may also elect to contribute additional amounts on an after-tax basis, subject to statutory restrictions.

    Company matching contributions are made equal to 50% of the participants pre-tax contribution. The Company matching contribution is made in the form of CytRx Corporation common stock. The number of shares of stock contributed to the Plan is determined at the end of each calendar quarter by dividing the total value of the authorized Company matching contribution by the average stock price during the quarter.


    Vesting

    Participants are immediately vested in their contributions and earnings thereon. Company contributions are vested in accordance with the following schedule:

                 Years of Service                       Vested Percentage
                 -----------------                      -----------------
                        0                                      0%
                        1                                    33 1/3%
                        2                                    66 2/3%
                        3                                      100%

    Distributions


    Withdrawals and distributions from the Plan are calculated at the market value of the pro rata shares of the fund to which Participants are entitled. Participants may receive distributions of their vested balances upon termination of employment, disability or attainment of age 59 1/2. Withdrawals are also permitted for financial hardship.

Forfeitures

Forfeitures of unvested account balances by terminating Participants are used to reduce future Company matching contributions.

Investment Programs

All amounts contributed to the Plan have been deposited with Merrill Lynch Pierce Fenner & Smith, Inc., the Custodian of the Plan. The Plan provides the following funds in which participants can elect to invest their Plan assets:

Merrill Lynch Retirement Preservation Trust -- This fund seeks current income, preservation of capital and liquidity available from investing in a diversified portfolio of short-term money market instruments as well as annuity contracts issued by banks and insurance companies. At December 31, 1996 there were 29 Plan participants with balances in this fund.

Merrill Lynch Corporate Bond Fund -- High Income Portfolio - This fund seeks as high a level of current income as is consistent with prudent investment management by investing principally in corporate securities which are rated in the lower categories of the established rating services. At December 31, 1996 there were 22 Plan participants with balances in this fund.

Merrill Lynch Capital Fund --This fund seeks to achieve the highest total investment return consistent with prudent risk through a fully managed investment policy which permits management of the fund to vary investment in equity, debt, convertible and money market securities based on its evaluation of changes in economic and market trends. At December 31, 1996 there were 49 Plan participants with balances in this fund.

Merrill Lynch Basic Value Fund -- This fund seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the fund believes to be undervalued, especially those selling at a discount from book value or at historically low price/earnings ratios. At December 31, 1996 there were 56 Plan participants with balances in this fund.

Merrill Lynch Growth Fund -- This fund seeks long-term capital appreciation by investing in a diversified portfolio of equity securities with principal emphasis on issues believed to be undervalued. At December 31, 1996 there were 52 Plan participants with balances in this fund.

CytRx Corporation Common Stock Fund -- Invests solely in common stock of CytRx Corporation. At December 31, 1996 there were 74 Plan participants with balances in this fund.

Federal Securities Trust -- This fund seeks a high current return through investments in U.S. Government and Government Agency securities. The Plan discontinued use of this fund during 1995.

    Amendment or Termination
    The Company intends to continue the Plan indefinitely but reserves the right to terminate it at any time or amend it in any manner it deems advisable. No amendment or termination may reduce any participant's vested interest accrued to the date of such amendment or termination.


2.  Summary of Accounting Policies
    Method of Accounting

    The financial statements of the Plan have been prepared using the accrual basis of accounting. Participant contributions are recorded as receivables when the related payroll deductions are made for Plan participants. Contributions receivable represent reconciling items between the accompanying financial statements, which are prepared in accordance with generally accepted accounting principles, and the financial information contained in the Plan's Form 5500 filed with the Internal Revenue Service, which is prepared using the cash basis of accounting.

    Use of Estimates
    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Investments
    Investments are stated at market value based on quoted market prices on national exchanges.


3.  Administrative Expenses
    All custodial, record-keeping and trust administration fees and expenses incurred for the benefit of the Plan are paid by the Company.


4.  Income Tax Status
    The Plan has received a favorable determination letter from the Internal Revenue Service indicating that it is qualified under Section 401 of the Internal Revenue Code and that the related trust is tax-exempt under Section 501 of the Internal Revenue Code. Accordingly, the trust's net investment income is exempt from income taxes. The Company is not aware of any actions or series of events that have occurred that might adversely affect the Plan's qualified status.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



June 3, 1997                      CYTRX CORPORATION
                                  401(K) PROFIT-SHARING PLAN


                                  /s/ Mark W. Reynolds
                                  --------------------------
                                  Mark W. Reynolds
                                  Chief Financial Officer
                                  CytRx Corporation

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                                                                              Market
Name of Issuer and Title of Issue                  Shares         Cost         Value
                                                  ---------   -----------   -----------

 Merrill Lynch Retirement Preservation Trust        85,995    $   85,995    $   85,995

 Merrill Lynch Corporate Bond Fund                   2,336        18,391        18,710

 Merrill Lynch Capital Fund                          9,448       278,766       287,784

 Merrill Lynch Basic Value Fund                     11,219       307,344       343,640

 Merrill Lynch Growth Fund                           9,232       207,238       224,164

 CytRx Corporation Common Stock                     88,584       458,253       304,463
                                                              ----------    ----------


 Total Assets Held for Investment                             $1,355,987    $1,264,756
                                                              ==========    ==========

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1996

                                                                                                            Current
                                                                                                            Value of
                                                                                                           Assets on
                                                                                                 Cost of  Transaction      Net
Identity of Party Involved      Description of Assets                      Purchases    Sales  Asset Sold     Date     Gain (Loss)
--------------------------    ----------------------------------------     ---------  -------- ---------- -----------  -----------
Category (iii) - Series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------
Merrill Lynch Pierce Fenner   70,896 shares
& Smith, Inc.                 CytRx Corporation Common Stock                $222,889                        $222,889

Merrill Lynch Pierce Fenner   40,513 shares
& Smith, Inc.                 CytRx Corporation Common Stock                          $162,373  $231,745    $162,373   $(69,372)

Merrill Lynch Pierce Fenner   4,077 shares
& Smith, Inc.                 Merrill Lynch Capital Fund                    $123,496                        $123,496

Merrill Lynch Pierce Fenner   2,464 shares
& Smith, Inc.                 Merrill Lynch Capital Fund                              $ 75,878  $ 72,464    $ 75,878   $  3,414

Merrill Lynch Pierce Fenner   4,535 shares
& Smith, Inc.                 Merrill Lynch Basic Value Fund                $132,868                        $132,868

Merrill Lynch Pierce Fenner   2,321 shares
& Smith, Inc.                 Merrill Lynch Basic Value Fund                          $ 67,775  $ 62,400    $ 67,775   $  5,375

Merrill Lynch Pierce Fenner   8,666 shares
& Smith, Inc.                 Merrill Lynch Growth Fund                     $194,876                        $194,876

Merrill Lynch Pierce Fenner   2,237 shares
& Smith, Inc.                 Merrill Lynch Growth Fund                               $ 52,265  $ 48,696    $ 52,265   $  3,569

Merrill Lynch Pierce Fenner   89,796 shares
& Smith, Inc.                 Merrill Lynch Retirement Preservation Trust   $ 89,796                        $ 89,796

Merrill Lynch Pierce Fenner   62,908 shares
& Smith, Inc.                 Merrill Lynch Retirement Preservation Trust             $ 62,908  $ 62,908    $ 62,908   $     --

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1996

                                                                                                            Current
                                                                                                            Value of
                                                                                                           Assets on
                                                                                                 Cost of  Transaction      Net
Identity of Party Involved      Description of Assets                      Purchases    Sales  Asset Sold     Date     Gain (Loss)
--------------------------    ----------------------------------------     ---------  -------- ---------- -----------  -----------
Category (iii) - Series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------
Merrill Lynch Pierce Fenner   433,545 shares
& Smith, Inc.                 Merrill Lynch CMA Money Fund                  $433,545                        $433,545

Merrill Lynch Pierce Fenner   455,049 shares
& Smith, Inc.                 Merrill Lynch CMA Money Fund                            $455,049  $455,049    $455,049   $     --




Note: Commissions and fees related to purchases and sales of investments are included in the cost of investments or the proceeds from the sale and are not separately identified by the trustee.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1996.

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN

                             FORM 11-K EXHIBIT INDEX



Exhibit Number             Description                                    Page
--------------             -----------                                    ----
    24.1                   Consent of Ernst & Young LLP                    14